United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 18, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

18 November 2024
Coca-Cola Europacific Partners plc

(“the Company”)

Update statement on 2024 Annual General Meeting voting results

At the Company’s 2024 Annual General Meeting (“AGM”) held on 22 May 2024, all resolutions were successfully passed with the requisite majority of votes. However, in respect of resolution 23 (“Rule 9 Waiver Resolution”), we acknowledge that a number of our shareholders did not support the resolution (of votes cast, 77.06% voted in favour).

The Rule 9 Waiver Resolution related to the approval by independent shareholders of a waiver obtained from the Panel on Takeovers and Mergers in respect of an obligation that could arise on Olive Partners, S.A. ("Olive"), or any persons acting in concert with Olive, to make a general offer for all the issued ordinary share capital of the Company following any increase in the percentage of shares held by Olive, or any persons acting in concert with Olive, resulting from the exercise by the Company of the authority to purchase its own shares pursuant to resolutions 26 and 27 (which received approval from 99.85% and 99.51% of those voting respectively). The Board believes that it is in the best interests of shareholders that the Company has the flexibility to return value to shareholders through a possible future buyback programme. If the Rule 9 Waiver Resolution had not been approved, the Company would not be able to effect such buyback programmes as explained in the 2024 Notice of AGM.

Since the AGM, the Company has continued to engage where appropriate with its shareholders to address any concerns they may have. The Company has also communicated with Institutional Shareholder Services on their standing policy to recommend a vote against a Rule 9 waiver which we believe may be influencing investor decisions in this regard.

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett T +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP
CCEP is one of the world's leading consumer goods companies. We make, move and sell some of the world's most loved brands - serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP. For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn @ Coca-Cola Europacific Partners | LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 18, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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